SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        Lone Star Industries, Inc.
                             (Name of Issuer)

                       Common Stock, $1.00 par value
                      (Title of Class of Securities)


                                542290408
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                            September 16, 1994
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /__/

Check the following box if a fee is being paid with this
statement:   /X/


                            Page 2 of 22 pages

                     Exhibit Index appears on page 18

                               SCHEDULE 13D
CUSIP No.  542290408                        Page 2 of 19 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P.                    13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a) /_/

                                              (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

                   7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF            8)   SHARED VOTING POWER
     SHARES             663,426 (See Item 5)
     BENEFICIALLY
     OWNED BY      9)   SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON       10)   SHARED DISPOSITIVE POWER
     WITH               663,426 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          663,426 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 3 of 19 Pages
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN FOCUS FUND L.P.               13-3746015

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  /__/

                                                  (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      /__/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                         7) SOLE VOTING POWER
                            Not Applicable
         NUMBER
         OF              8) SHARED VOTING POWER
         SHARES             47,528 (See Item 5)
         BENEFICIALLY
         OWNED BY        9) SOLE DISPOSITIVE POWER
         EACH               Not Applicable
         REPORTING
         PERSON         10) SHARED DISPOSITIVE POWER
         WITH               47,528 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         47,528 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        /__/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.4% (See Item 5)

14)      TYPE OF REPORTING PERSON
                PN

                               SCHEDULE 13D
CUSIP No.  542290408                           Page 4 of 19 Pages
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN INTERNATIONAL LIMITED

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)   /__/

                                                 (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                WC,OO

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /__/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

              BRITISH VIRGIN ISLANDS

                        7)  SOLE VOTING POWER
                            Not Applicable
         NUMBER
         OF             8)  SHARED VOTING POWER
         SHARES             182,415 (See Item 5)
         BENEFICIALLY
         OWNED BY       9)  SOLE DISPOSITIVE POWER
         EACH               Not Applicable
         REPORTING
         PERSON         10) SHARED DISPOSITIVE POWER
         WITH               182,415 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         182,415 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                              /__/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6% (See Item 5)

14)      TYPE OF REPORTING PERSON
                CO

                               SCHEDULE 13D
CUSIP No. 542290408                           Page 5 of 19 Pages
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN PARTNERS, L.P.            13-3544838

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)   /__/

                                             (b)  SEE ITEM 5

3)       SEC USE ONLY



4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /__/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                        7)    SOLE VOTING POWER
                              Not Applicable
         NUMBER
         OF             8)    SHARED VOTING POWER
         SHARES               710,954 (See Item 5)
         BENEFICIALLY
         OWNED BY       9)    SOLE DISPOSITIVE POWER
         EACH                 Not Applicable
         REPORTING
         PERSON         10)   SHARED DISPOSITIVE POWER
         WITH                 710,954 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         710,954 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                   /__/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.2% (See Item 5)

14)      TYPE OF REPORTING PERSON
                PN
                               SCHEDULE 13D
CUSIP No.  542290408                          Page 6 of 19 Pages
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DICKSTEIN PARTNERS INC.             13-3537972

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)   /__/

                                                  (b)  SEE ITEM 5

3)       SEC USE ONLY



4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                        /__/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                        7)   SOLE VOTING POWER
                             Not Applicable
         NUMBER
         OF             8)   SHARED VOTING POWER
         SHARES              893,369 (See Item 5)
         BENEFICIALLY
         OWNED BY       9)   SOLE DISPOSITIVE POWER
         EACH                Not Applicable
         REPORTING
         PERSON        10)   SHARED DISPOSITIVE POWER
         WITH                893,369 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         893,369 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      /__/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.8% (See Item 5)

14)      TYPE OF REPORTING PERSON
                CO
                               SCHEDULE 13D
CUSIP No.  542290408                           Page 7 of 19 Pages
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MARK DICKSTEIN

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                               (a)   /__/

                                               (b)  SEE ITEM 5

3)       SEC USE ONLY



4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /__/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

                        7)  SOLE VOTING POWER
                            Not Applicable
         NUMBER
         OF             8)  SHARED VOTING POWER
         SHARES             893,369 (See Item 5)
         BENEFICIALLY
         OWNED BY       9)  SOLE DISPOSITIVE POWER
         EACH               Not Applicable
         REPORTING
         PERSON         10) SHARED DISPOSITIVE POWER
         WITH               893,369 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         893,369 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                 /__/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.8% (See Item 5)

14)      TYPE OF REPORTING PERSON
                IN
                          Schedule 13D

Item 1.     Security and Issuer.

          This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $1.00 par value (the "Common Stock"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 300 First Stamford Place, Stamford, Connecticut 06912-0014.

Item 2.     Identity and Background.

          (a) - (c)     This Statement is being filed by
Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund
L.P. ("Dickstein Focus"), Dickstein International Limited
("Dickstein International"), Dickstein Partners, L.P. ("Dickstein
Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark
Dickstein.  Dickstein & Co., Dickstein Focus, Dickstein
International, Dickstein Partners, Dickstein Inc. and Mark
Dickstein are collectively referred to as the "Reporting
Persons."

          Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and
(iii) the purchase of securities in entities which appear to be undervalued.

          Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

          Dickstein International is a limited liability, open end investment fund incorporated as an international business company in the Territory of the British Virgin Islands.
Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

          Dickstein Partners is a Delaware limited partnership and is the general partner of Dickstein & Co. and Dickstein Focus. As such, Dickstein Partners makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

          Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein
Inc. makes all investment and trading decisions for Dickstein
International.

          Mark Dickstein is the president and sole director of Dickstein Inc.

          The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

          The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

          (d) - (e)     During the last five years, none of the
Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

          A Modified Amended Consolidated Plan of Reorganization of New York Trap Rock Corporation, Lone Star Industries, Inc., San-Vel Concrete Corporation, NYTR Transportation Corporation, Lone Star Cement Inc., Construction Material Company, I.C. Materials, Inc., Lone Star Prestress Concrete, Inc., Lone Star Properties, Inc., Southern Aggregates, Inc., Lone Star Transportation Corporation, Lone Star Building Centers, Inc. and Lone Star Building Centers (Eastern) Inc., administered as Case Nos. 90B 21276 to 90B 91286, 90B 21334 and 90B 21335 (HS) (the
"Plan of Reorganization") was confirmed by order of the Bankruptcy Court of the Southern District of New York on February 17, 1994 and was consummated on April 14, 1994. In connection with the consummation of the Plan of Reorganization, Dickstein & Co. exchanged pre-petition trade payables ("Trade Payables") in the amount of approximately $21,390,000 for 370,826 shares of Common Stock as well as other consideration that included cash and certain debt obligations. In addition, Dickstein & Co. acquired 292,600 shares of Common Stock in the open market at a cost of $5,166,707. Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

          Under the Plan of Reorganization, Dickstein
International exchanged Trade Payables in the amount of approximately $5,410,000 for 93,815 shares of Common Stock as well as other consideration that included cash and certain debt obligations. In addition, Dickstein International acquired 88,600 shares of Common Stock in the open market at a cost of $1,551,893.50. Such cost was funded out of working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

          Under the Plan of Reorganization Dickstein Focus exchanged Trade Payables in the amount of approximately $1,582,000 for 27,528 shares of Common Stock, as well as other consideration that included cash and certain debt obligations. In addition, Dickstein Focus acquired 20,000 shares in the open market at a cost of $344,534.30. Such cost was funded out of working capital, which may, at any given time, include margin loans by brokerage firms in the ordinary course of business.

Item 4.     Purpose of Transaction.

          The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

          (a) The Reporting Persons beneficially owns an aggregate of 893,369 shares of Common Stock, representing approximately 7.8% of the shares of Common Stock outstanding. Dickstein & Co. beneficially owns 663,426 of such shares of Common Stock, representing approximately 5.8% of the shares of Common Stock outstanding; Dickstein Focus beneficially owns 47,528 shares of Common Stock, representing approximately 0.4% of the shares of Common Stock outstanding; and Dickstein International beneficially owns 182,415 of such shares of Common Stock, representing approximately 1.6% of the shares of Common

Stock outstanding.1/ Upon the resolution of all of the Company's pre-petition claims, the Reporting Persons may be entitled to receive additional shares of Common Stock pursuant to the Plan of Reorganization.

          Mark Kaufman, a Vice President of Dickstein Inc., owns
1,000 shares of Common Stock.

          (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus, and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein Focus and Dickstein International, (ii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus, (iii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International and (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International, other than those shares in which they have a pecuniary interest.

          Mr. Kaufman possesses the sole power to vote and dispose of shares of Common Stock owned by him.

          (c)  Except for the purchases and sales set forth on
Schedule II annexed hereto, none of the persons identified in
Item 2 has effected any transactions in the Common Stock during the past 60 days. All such purchases and sales were effected in the open market.

          (d)  Not applicable.

          (e)  Not applicable.

1/     Percentages are based upon 11,417,670 shares of Common
       Stock reported outstanding as of August 9, 1994 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.
                       SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:     September 26, 1994


                         DICKSTEIN & CO., L.P.

                         By:     Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein & Co., L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:     Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the agent of
                         Dickstein International Limited

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein Focus Fund
                         L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper
                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         /s/Mark Dickstein
                         Name:   Mark Dickstein

                      EXHIBIT INDEX


EXHIBIT                DESCRIPTION                     PAGE
1            Agreement of joint filing pursuant         18
             to Rule 13d-1(f) promulgated under
             the Securities Exchange Act of 1934,
             as amended

                                                  SCHEDULE I


              EXECUTIVE OFFICERS AND DIRECTORS
          DICKSTEIN PARTNERS INC. ("DICKSTEIN INC.")


          The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. is set forth below. The business address of each such person is c/o Dickstein Partners, 9 West 57th St., New York, New York 10019.


Name and                   Present Principal
Positions Held             Occupation or Employment

Mark Dickstein             President and Sole Director of
President and               Dickstein Inc.
Sole Director

David Brail                Vice President of Dickstein Inc.
Vice President

Tod Black                  Vice President of Dickstein Inc.
Vice President

Edward Farr                Vice President of Dickstein Inc.
Vice President

Mark Kaufman               Vice President of Dickstein Inc.
Vice President

Arthur Wrubel              Vice President of Dickstein Inc.
Vice President

Samuel Katz                Vice President of Dickstein Inc.
Vice President

Mark Brodsky               Vice President of Dickstein Inc.
Vice President

Alan S. Cooper             Vice President and General Counsel of
Vice President and           Dickstein Inc.
General Counsel

                                                   SCHEDULE II

                    TRANSACTIONS IN COMMON
          STOCK OF LONE STAR INDUSTRIES, INC. COMPANY
                 DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.

          Number of
            Shares    Price per                     Total
Date       Purchased    share     Commission         Cost

9/8/94      14,000     17.000       865.00       238.865.00
9/16/94     40,000     17.159     2,425.00       688,789.00
9/19/94     44,000     17.250     2,665.00       761,665.00
9/22/94     67,000     17.125     4,045.00     1,151,420.00
9/23/94     87,600     17.245     5,281.00     1,515,943.00

Shares Purchased by Dickstein International Limited

         Number of
           Shares     Price per                   Total
Date      Purchased     share     Commission       Cost

9/8/94       4,400     17.000       289.00      75,089.00
9/16/94     12,000     17.159       745.00     206,654.20
9/19/94     13,000     17.250       805.00     225,055.00
9/22/94     20,000     17.125     1,225.00     343,725.00
9/23/94     26,300     17.245     1,603.00     455,146.50

Shares Purchased by Dickstein Focus Fund, L.P.

        Number of
          Shares     Price per                Total
Date     Purchased     share    Commission     Cost

8/31/94     1,300     16.875     103.00     22,040.50
9/8/94      1,600     17.000     121.00     27,321.00
9/16/94     3,000     17.159     205.00     51,682.30
9/19/94     3,000     17.250     205.00     51,955.00
9/22/94     5,000     17.125     325.00     85,950.00
9/23/94     6,100     17.245     391.00     105,585.50